May 15, 2013

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Re:	The Marcus Corporation

Form 10-K for the fiscal year ended May 31, 2012

Filed August 14, 2012

File No. 1-12604

Dear Mr. Telewicz:

On March 5, 2013, The Marcus Corporation (the “Company”) received your comment letter with respect to the Company’s Form 10-K for the fiscal year ended May 31, 2012. Following our response dated March 29, 2013, you provided the Company with the following additional comments in a letter dated April 23, 2013. We have provided our responses to your additional comments below. For your ease of review, we have repeated your comments in their entirety in this letter, along with our responses.

Form 10-K for fiscal year ended May 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Financial Condition, page 37

Liquidity and Capital Resources, page 37

Fiscal 2012 versus Fiscal 2011, page 37

SEC Staff Comment

1.	We note your response to prior comments 1 and 3 and are unable to agree with your conclusions. Please revise the liquidity section of your MD&A to capital expenditures for acquisitions, redevelopments/renovations, and, new developments. In addition, please revise your Consolidated Statements of Cash Flows to separately present cash outflows for acquisitions, redevelopments/renovations, and new developments as applicable.

The Marcus Corporation 100 East Wisconsin Avenue, Suite 1900, Milwaukee, WI 53202-4125 Phone 414-905-1000 Fax 414-905-2879 A NYSE Company

The Company proposes to revise the liquidity section of the MD&A in its upcoming Form 10-K for the fiscal year ending May 30, 2013 to incorporate the Staff’s comment. Specifically, the Company proposes to revise the third paragraph of the Fiscal 2012 versus Fiscal 2011 section to read as follows (changes in bold, italics and underlined):

Total cash capital expenditures (including normal continuing capital maintenance and renovation projects) totaled $31.8 million during fiscal 2012, compared to $16.1 million of capital expenditures incurred in fiscal 2011. We did not incur any capital expenditures related to developing new theatres or hotels during fiscal 2012 or 2011. We incurred approximately $20.0 million of capital expenditures during fiscal 2012 in our theatre division, including costs associated with our up-front digital cinema contribution in conjunction with our master license agreement, costs associated with a lobby remodel at an existing theatre and expenditures related to the construction of two new Zaffiro’s Pizzeria and Bars in existing theatres. We incurred approximately $11.5 million of capital expenditures during fiscal 2012 in our hotels and resorts division, including costs associated with the above described renovations at our Hilton Madison and Hotel Phillips properties, as well as other maintenance capital projects at our company-owned hotels and resorts. We incurred approximately $6.8 million of capital expenditures during fiscal 2011 in our theatre division, including costs associated with various remodeling and other maintenance capital projects. During fiscal 2011, we incurred approximately $9.2 million of capital expenditures in our hotels and resorts division, including costs associated with the renovations at our Hilton Milwaukee and Grand Geneva properties.

Acquisition capital expenditures for our theatre division totaled $6.2 million in fiscal 2012, which pertained to our theatre acquisition in Franklin, Wisconsin. During fiscal 2011, our theatre division incurred acquisition capital expenditures of approximately $9.1 million related to our acquisition of a theatre in Appleton, Wisconsin. We did not incur any acquisition-related capital expenditures in our hotels and resorts division during fiscal 2012 or 2011.

The Company also advises the Staff that in its upcoming Form 10-K for the fiscal year ending May 30, 2013, the Consolidated Statements of Cash Flows for Fiscal 2012 and Fiscal 2011 will separately disclose acquisitions of theatres in fiscal 2012 and 2011 of $6.2 million and $9.1 million, respectively.

Item 8. Financial Statements and Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 51

3. Additional Balance Sheet Information, page 56

Capital Lease Obligation, page 57

SEC Staff Comment

2.	We note your response to prior comment 5. Please tell us how you have considered the guidance in ASC Topic 605-50-45-14 in determining that payments made by film distributors to CDF2 should be accounted for as a reduction to interest and amortization expense. In your response, tell us whether the distributors will continue to pay VPFs to the company once the lease arrangement has terminated. Additionally, tell us whether the company is considered an agent of the distributors or a principal in the transaction and how you have applied the guidance in ASC Topic 605-45 in arriving at your conclusions.

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The Company advises the Staff that in determining how to account for payments made by film distributors to CDF2, the Company applied the accounting literature that it believed best reflected the substance of the arrangement. The Company considered both ASC Topic 605-50-45-14 and ASC Topic 605-50-45-15 and concluded that the guidance in ASC Topic 605-50-45-15 better supported the substance of the arrangement based on the facts and circumstances previously described.

ASC Topic 605-50-45-14 states the following (emphasis added):

Cash consideration represents a payment for assets or services delivered to the vendor and shall be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement if the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. To meet that condition the identified benefit must be sufficiently separable from the customer's purchase of the vendor's products such that the customer would have entered into an exchange transaction with a party other than the vendor in order to provide that benefit, and the customer can reasonably estimate the fair value of the benefit provided. If the amount of cash consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of cost of sales when recognized in the customer's income statement.

The Company did not apply ASC Topic 605-50-45-14 due to the fact that an identifiable benefit (goods or services) was not delivered to the vendor (i.e. the film distributors) in exchange for the vendor’s consideration provided to the Company (i.e. the VPF payments made to CDF2 on behalf of the Company). Said differently, there is not a revenue transaction between the Company and the film distributors in exchange for the VPF payments. The Company does not provide an asset or good of any kind to the film distributor, for which revenue could be recognized. The Company also does not provide any form of service to the film distributor; the Company pays for the right to exhibit a film, but does not otherwise perform or provide any service to the film distributor. Rather, as explained below, the purpose behind the consideration provided to the Company by the film distributor is to defray or reimburse the Company for the routine operating cost of acquiring the digital equipment necessary to exhibit the digital films the Company has rented.

The underlying assets in question, the digital cinema projection systems, were delivered by CDF2 to the Company, not the film distributors, and title to the digital cinema projection systems will not revert to the film distributors at any point in the future. The Company further advises the Staff that the film distributors will not continue to pay VPFs on behalf of the Company after the lease arrangement has been terminated nor will the film distributors be required to make any form of additional payments to or on behalf of the Company under the leasing arrangement. Also upon termination, the film distributors will not own or have any rights in or to the digital cinema projection systems. Rather, based on the terms of the lease arrangement between the Company and CDF2, the expectation is that title to the digital cinema projection systems will transfer to the Company upon lease termination, and the Company will continue to realize the remaining future benefit of the digital cinema projection systems over the remaining useful life. The fact that the film distributors will have no further involvement with the digital cinema projection systems after the lease ends further supports that the VPF payments made by the film distributors on behalf of the Company represent incentive payments – a means for the film distributors to subsidize the Company’s cost of the digital cinema projection systems and continue to drive the implementation of digital cinema projection systems in theatres across the film industry, and are not provided in exchange for assets or services received by the film distributors. Additionally, the Company concluded that characterization of the incentive payments under ASC Topic 605-50-45-14 as revenue would be inappropriate as the Company’s leasing of digital cinema projection systems is a cost of exhibiting films and reimbursements of such costs should not result in revenue recognition.

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The Company, rather, concluded that ASC Topic 605-50-45-15, which states the following, most appropriately reflected the substance of the arrangement:

> > Consideration Is Reimbursement of Costs Incurred by the Customer

Cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and shall be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. If the amount of cash consideration paid by the vendor exceeds the cost being reimbursed, that excess amount shall be characterized in the customer's income statement as a reduction of cost of sales when recognized in the customer's income statement.

The film distributors have agreed to make certain VPF payments to CDF2 on behalf of the Company to subsidize a very significant and specified portion of the Company’s costs to finance the use of the digital cinema projections systems, which are specific, incremental and identifiable costs necessary to show the digital films as a result of the film industry’s conversion to digital media. Because the Company accounts for the lease arrangement as a capital lease, the “specific, incremental and identifiable” costs incurred to lease digital cinema projection systems are reflected through interest and amortization expense and, consequently, the Company believes that the incentive provided by the film distributors should be accounted for as a reduction of these costs in accordance with ASC Topic 605-50-45-15.

The Company also advises the Staff that it considered the guidance in ASC Topic 605-45 and concluded that it was not applicable to the transaction described. The Company came to this conclusion due to the fact that it does not engage in a revenue transaction with the film distributors in exchange for the VPF payments or with regards to the leasing of digital cinema projection systems under a capital lease. Furthermore, the Company considered that ASC Topic 605-45-15-4(d) excludes incentives that are accounted for in accordance with ASC Topic 605-50 from the scope of ASC Topic 605-45, and accordingly the Company concluded that the VPF payments made by film distributors to CDF2 on behalf of the Company, as described in the paragraphs above, are incentive payments that should be excluded from the accounting framework in ASC Topic 605-45.

* * * *

We will provide enhanced disclosures consistent with our responses to your comments in future filings beginning with our next Annual Report on Form 10-K, which will be for the fiscal year ending May 30, 2013. If you would like to discuss any of our responses, please call me at (414) 905-1000.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

/s/ Douglas A. Neis

Douglas A. Neis

Chief Financial Officer and Treasurer

The Marcus Corporation

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